Exhibit 99

FPL Group, Inc.
Corporate Communications Dept.
Media Line: (305) 552-3888
Nov. 4, 2005

<u>FOR IMMEDIATE RELEASE</u>

FPL Group announces third quarter earnings

- Florida Power & Light's results benefit from warmer weather and continued customer growth

- FPL Energy benefits from strong performance from merchant and contracted portfolios

- FPL Group expects average EPS growth of 9-10 percent for 2006 through 2009 primarily driven by expected growth at FPL Energy

JUNO BEACH, Fla. (Nov. 4, 2005) - FPL Group, Inc. (NYSE: FPL) today reported 2005 third quarter net income on a GAAP basis of $339 million, or $0.87 per share, compared with $320 million, or $0.88 per share, in the third quarter of 2004. FPL Group's net income for the third quarter of 2005 included a net unrealized after-tax loss of $56 million associated with the mark-to-market effect of non-qualifying hedges. The results for last year's third quarter included a net unrealized after-tax loss of $6 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, FPL Group's earnings would have been $395 million, or $1.01 per share, for the third quarter of 2005, compared with $326 million, or $0.90 per share, in the third quarter of 2004. FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

"While we are currently intensely focused on the challenges of completing the restoration of service to Florida Power & Light's customers in the wake of the extensive outages caused by Hurricane Wilma, we cannot ignore the quarter just passed," said Lew Hay, chairman, president and chief executive officer of FPL Group. "FPL Group had a good quarter, driven heavily by double-digit adjusted earnings growth at FPL Energy. Strong performance from the merchant and contracted portfolios along with new project additions benefited FPL Energy's quarterly results."

"Florida Power & Light also contributed a strong performance, primarily through the influence of much warmer than normal weather. Comparisons with last year are also favorable given that last year's third quarter results were depressed owing to the impacts of hurricanes Charley, Frances and Jeanne. On a weather-normalized basis, FPL's performance was roughly in line with our expectations."

"We are pleased with the year-to-date performance of FPL Group. With the recovery in FPL's revenues in the third quarter, we otherwise would have been in a position to return to our original full-year 2005 adjusted expectations of $2.50-2.60 per share, but the impact of Hurricane Wilma clearly will have an impact. As always, our expectations assume normal weather and exclude the cumulative effect of adopting new accounting standards as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time."

Florida Power & Light

Third quarter 2005 net income for Florida Power & Light, FPL Group's principal subsidiary, was $311 million or $0.80 per share, compared to $275 million or $0.76 per share for the prior-year quarter. The primary driver of this increase was weather. The quarter saw cooling degree days 18 percent above normal, while last year's results were depressed by approximately $20 million due to hurricane impacts. Absent the favorable weather comparisons, FPL's earnings would have been down, reflecting the expenses associated with the introduction to service of 1,900 megawatts of new generating capacity at the Martin and Manatee sites needed to meet growth in demand. During the quarter FPL set several new all-time peak demand records, with a maximum load of 22,361 megawatts on August 17, an increase of nearly 9 percent over the 2004 season's peak.

The average number of FPL accounts in the third quarter of 2005 increased by 98,000, or 2.3 percent, over the comparable period in the prior year. Retail sales of electricity were up 10.8 percent during the third quarter, with about 7.5 percent of this due to weather comparisons.

Operations and maintenance (O&M) expense was up moderately compared to the prior-year quarter, owing both to the introduction of the Martin and Manatee plant expansions and continued cost pressures in nuclear maintenance and employee benefits. Both of these effects were consistent with the company's expectations.

The introduction of the Martin and Manatee plant expansions into service in June also resulted in increased depreciation expense in the third quarter. Depreciation expense is expected to continue to increase as additional investments are made in generation and distribution expansion to support customer growth.

As with the prior-year quarter, the impact of hurricanes had a negative impact on FPL's quarterly results. The hurricanes negatively impacted FPL by approximately $0.02 per share in the third quarter of 2005, compared to negative $0.07 per share in the prior-year quarter. Hurricane Katrina hit southern Florida and caused significant damage and customer outages. At the height of Hurricane Katrina, nearly 1.5 million FPL customers were without power. Although FPL was spared direct hits from hurricanes Dennis and Rita, both storms resulted in customer outages and damage to the company's electric infrastructure. Hurricane Wilma struck FPL's service territory on October 24, and its effects are not reflected in the third quarter.

In August, the Florida Public Service Commission (PSC) approved a settlement agreement with all intervenors on FPL's 2006 base rate increase request. The settlement agreement keeps base rates flat in 2006 and provides regulatory clarity through 2009. The new base rate agreement will go into effect January 1, 2006 and will remain in effect at least through 2009.

"Last year we indicated that we expected the second half of the year to be challenging for Florida Power & Light," said Hay. "We are pleased to have completed our base rate proceedings and to have a settlement agreement in place that provides a clear framework for dealing with the challenges of a rapidly growing service territory. We believe the agreement represents a fair balancing of customer and shareholder interests. We were fortunate that warm weather during the quarter allowed us to make up the shortfall in revenue we had experienced earlier in the year. Overall, except for the impacts of Hurricane Wilma, which cannot be determined at this time, FPL is on track for delivering the levels of performance that we originally expected when we started the year."

FPL Energy

FPL Energy, the wholesale generation subsidiary of FPL Group, reported third quarter 2005 net income on a GAAP basis of $44 million or $0.11 per share, compared to $61 million or $0.17 per share in the prior-year quarter. FPL Energy's net income for the third quarter of 2005 included a net unrealized after-tax loss of $56 million associated with the mark-to-market effect of non-qualifying hedges. The results for last year's third quarter included a net unrealized after-tax loss of $6 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, 2005 net income for FPL Energy would have been $100 million, or $0.25 per share, compared to $67 million, or $0.19 per share, in 2004. The company noted that the loss in the non-qualifying hedge category is offset by increases in the fair value of physical asset positions in the portfolio, which are not marked-to-market under GAAP. The same factors that drove the decline in value of the hedges, in general, also increased the future value of nearly all of FPL Energy's merchant assets.

"Natural gas prices increased even more in the third quarter than they had done in the entire first half of the year, pushing power prices in most competitive markets sharply higher," said Moray Dewhurst, chief financial officer of FPL Group. "Consequently, the value of the non-qualifying hedges declined. However, we remain economically neutral to this effect, since the underlying asset positions increased in value by similar amounts. Meanwhile, we continued to add to our hedges for 2006 and 2007 at the new, higher prices. As a result, the overall fair value of FPL Energy's portfolio increased substantially."

The improvements in pricing in the forward commodity markets enabled FPL Energy to continue selling forward the output from its power plants for 2006 and 2007. FPL Energy now has more than 86 percent of 2006 expected gross margin from its wholesale generation fleet protected against fuel and power market volatility. As of September 30, 2005, FPL Energy's overall 2006 contract coverage has increased substantially, with approximately 82 percent of the capacity of the current portfolio under contract; while 2007 contract coverage stands at 60 percent.

FPL Energy's growth in adjusted earnings in the third quarter is due primarily to the strong performance of the merchant portfolio, the addition of new projects, the ongoing positive impact of previous contract restructurings and a continued strong operational performance across the portfolio.

FPL Energy continued to make excellent progress in its wind development program. In August, the company began construction on an approximately 40 megawatt expansion of its Weatherford Wind Energy Center, located near Weatherford, Oklahoma. In addition, construction also began on the approximately 50 megawatt Wilton Wind Energy Center located near Wilton, North Dakota. FPL Energy reported that its 2005 wind program is now expected to total 521 megawatts of new wind projects, of which more than 400 megawatts are already in service with the remainder expected to be completed around the end of the year. Given the two year extension of the federal wind production tax credit and a strong pipeline of wind projects, FPL Energy now plans to add a combined total of 1,250 to 1,500 megawatts of new wind projects in 2006 and 2007.

"The improvements in the forward commodity markets that we observed through the first half of the year continued in the third quarter, enabling us to add to hedge positions," said Hay. "The success we have had in hedging our portfolio – protecting our generation fleet from fuel and power market volatility – coupled with the green light for continued large-scale wind development, gives us a great deal of confidence in our ability to continue to profitably grow the business. The key drivers that will enable us to continue to deliver double-digit adjusted earnings growth in this business for the next several years are clearly visible."

Corporate and Other
Corporate and Other negatively impacted third quarter 2005 net income by $16 million, or $0.04 per share, primarily driven by interest expense.

Outlook
"FPL Group has put the building blocks in place to achieve average annual adjusted earnings growth of nine to ten percent over the balance of the decade," Hay said. "Our growth projections are based on several factors, including continued strong growth in FPL Energy's wind business, continued strength in commodity markets and modest annual earnings growth at Florida Power & Light of three to four percent which is in-line with its historical growth. As always, our earnings expectations exclude the effect of adopting new accounting standards, as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time. In addition, our baseline expectations assume normal weather, both at Florida Power & Light and FPL Energy and operating performance consistent with our historical levels."

Given the results to date and prior to the impact of Hurricane Wilma, FPL Group would have expected adjusted earnings for the full-year 2005 to be $2.50 to $2.60 per share. However, Hurricane Wilma will clearly have a negative impact in the fourth quarter but its magnitude cannot be estimated at present.

For 2006 FPL Group expects adjusted earnings to be in the range of $2.80 to $2.90 per share, based on the information currently available. The outlook is based on the expectation of Florida Power & Light contributing $2.05 to $2.10 per share, FPL Energy contributing $0.90 to $1.00 per share and Corporate & Other reducing earnings by $0.15 to $0.20 per share.

Similarly, for 2007 FPL Group expects adjusted earnings to be in the range of $3.15 to $3.35 per share. This outlook is based on Florida Power & Light contributing $2.15 to $2.25 per share, FPL Energy contributing $1.15 to $1.35 per share and Corporate & Other reducing earnings by $0.15 to $0.20 per share.

As previously announced, FPL Group's third quarter earnings conference call is scheduled for 9 a.m. EDT on Friday, Nov. 4, 2005. The webcast is available on FPL Group's website by accessing the following link, http://www.FPLGroup.com/investor/contents/investor_index.shtml. The slides accompanying the presentation may be downloaded at www.FPLGroup.com beginning at 7:30 a.m. EDT today.   For persons unable to listen to the live webcast, a replay will be available for 90 days by accessing the same link as listed above.

Profile

FPL Group, with annual revenues of more than $10 billion, is nationally known as a high quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 26 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves 4.3 million customer accounts in Florida. FPL Energy, LLC, an FPL Group wholesale electricity generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.FPLGroup.com, www.FPL.com and www.FPLEnergy.com.

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this press release, in presentations, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended, the Energy Policy Act of 2005 and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

- FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

- FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

- The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

- FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

- FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards, to manage their commodity and financial market risks, and, to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

- There are other risks associated with FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the Energy Policy Act of 2005. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

- FPL Group's and FPL's results of operations are affected by the growth in customer accounts in FPL's service area. Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices. Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL.

- FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.

- FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and property damage, may affect fuel supply and could require additional costs to be incurred. At FPL, recovery of these costs is subject to FPSC approval.

- FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.

- FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

- FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.

- FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses and financial results in the future.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended **September 30, 2005**	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,891	$	592	$	21	$	3,504
Operating Expenses								
Fuel, purchased power and interchange		1,460		361		5		1,826
Other operations and maintenance		334		125		10		469
Amortization of storm reserve deficiency		56		-		-		56
Depreciation and amortization		246		80		5		331
Taxes other than income taxes		244		17		2		263
Total operating expenses		2,340		583		22		2,945
Operating Income (Loss)		551		9		(1)		559
Other Income (Deductions)								
Interest charges		(58)		(56)		(36)		(150)
Equity in earnings of equity method investees		-		59		-		59
Allowance for equity funds used during construction		2		-		-		2
Other – net		(1)		8		15		22
Total other income (deductions) – net		(57)		11		(21)		(67)
Income (Loss) Before Income Tax Expense (Benefit)		494		20		(22)		492
Income Tax Expense (Benefit)		183		(24)		(6)		153
Net Income (Loss)	$	**311**	$	**44**	$	**(16)**	$	**339**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	311	$	44	$	(16)	$	339
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges		-		56		-		56
Adjusted Earnings (Loss)	$	**311**	$	**100**	$	**(16)**	$	**395**
Earnings (Loss) Per Share (assuming dilution)	$	**0.80**	$	**0.11**	$	**(0.04)**	$	**0.87**
Adjusted Earnings (Loss) Per Share	$	**0.80**	$	**0.25**	$	**(0.04)**	$	**1.01**
Weighted-average shares outstanding (assuming dilution)								**390**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended September 30, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,485	$	477	$	21	$	2,983
Operating Expenses								
Fuel, purchased power and interchange		1,248		236		4		1,488
Other operations and maintenance		323		100		12		435
Depreciation and amortization		227		67		4		298
Taxes other than income taxes		221		17		1		239
Total operating expenses		2,019		420		21		2,460
Operating Income (Loss)		466		57		-		523
Other Income (Deductions)								
Interest charges		(44)		(46)		(32)		(122)
Equity in earnings of equity method investees		-		40		-		40
Allowance for equity funds used during construction		10		-		-		10
Other – net		(4)		9		7		12
Total other income (deductions) – net		(38)		3		(25)		(60)
Income (Loss) Before Income Tax Expense (Benefit)		428		60		(25)		463
Income Tax Expense (Benefit)		153		(1)		(9)		143
Net Income (Loss)	$	275	$	61	$	(16)	$	320
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	275	$	61	$	(16)	$	320
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		6		-		6
Adjusted Earnings (Loss)	$	275	$	67	$	(16)	$	326
Earnings (Loss) Per Share (assuming dilution)	$	0.76	$	0.17	$	(0.05)	$	0.88
Adjusted Earnings (Loss) Per Share	$	0.76	$	0.19	$	(0.05)	$	0.90
Weighted-average shares outstanding (assuming dilution)								**362**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Nine Months Ended September 30, 2005	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	7,230	$	1,384	$	68	$	8,682
Operating Expenses								
Fuel, purchased power and interchange		3,686		755		17		4,458
Other operations and maintenance		960		329		32		1,321
Amortization of storm reserve deficiency		119		-		-		119
Depreciation and amortization		708		229		16		953
Taxes other than income taxes		663		53		3		719
Total operating expenses		6,136		1,366		68		7,570
Operating Income (Loss)		1,094		18		-		1,112
Other Income (Deductions)								
Interest charges		(157)		(165)		(106)		(428)
Equity in earnings of equity method investees		-		105		-		105
Allowance for equity funds used during construction		25		-		-		25
Other – net		3		61		30		94
Total other income (deductions) – net		(129)		1		(76)		(204)
Income (Loss) Before Income Tax Expense (Benefit)		965		19		(76)		908
Income Tax Expense (Benefit)		341		(83)		(29)		229
Net Income (Loss)	$	**624**	$	**102**	$	**(47)**	$	**679**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	624	$	102	$	(47)	$	679
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		139		-		139
Adjusted Earnings (Loss)	$	**624**	$	**241**	$	**(47)**	$	**818**
Earnings (Loss) Per Share (assuming dilution)	$	**1.62**	$	**0.26**	$	**(0.11)**	$	**1.77**
Adjusted Earnings (Loss) Per Share	$	**1.62**	$	**0.62**	$	**(0.11)**	$	**2.13**
Weighted-average shares outstanding (assuming dilution)								**384**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Nine Months Ended September 30, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Operating Revenues	$ 6,600	$ 1,272	$ 61	$ 7,933
Operating Expenses				
Fuel, purchased power and interchange	3,342	535	12	3,889
Other operations and maintenance	938	288	36	1,262
Depreciation and amortization	686	197	14	897
Taxes other than income taxes	613	50	4	667
Total operating expenses	5,579	1,070	66	6,715
Operating Income (Loss)	1,021	202	(5)	1,218
Other Income (Deductions)				
Interest charges	(135)	(136)	(97)	(368)
Preferred stock dividends – FPL	(1)	-	1	-
Equity in earnings of equity method investees	-	78	-	78
Allowance for equity funds used during construction	26	-	-	26
Other – net	(8)	20	15	27
Total other income (deductions) – net	(118)	(38)	(81)	(237)
Income (Loss) Before Income Tax Expense (Benefit)	903	164	(86)	981
Income Tax Expense (Benefit)	318	(19)	(33)	266
Net Income (Loss)	**$ 585**	**$ 183**	**$ (53)**	**$ 715**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):				
Net Income (Loss)	$ 585	$ 183	$ (53)	$ 715
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges	-	2	-	2
Adjusted Earnings (Loss)	**$ 585**	**$ 185**	**$ (53)**	**$ 717**
Earnings (Loss) Per Share (assuming dilution)	**$ 1.62**	**$ 0.51**	**$ (0.15)**	**$ 1.98**
Adjusted Earnings (Loss) Per Share	**$ 1.62**	**$ 0.51**	**$ (0.15)**	**$ 1.98**
Weighted-average shares outstanding (assuming dilution)				**360**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Preliminary Condensed Consolidated Balance Sheets
(millions)
(unaudited)

September 30, 2005	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Property, Plant and Equipment				
Electric utility plant in service and other property	$ 24,292	$ 8,390	$ 335	$ 33,017
Less accumulated depreciation and amortization	(9,603)	(1,171)	(101)	(10,875)
Total property, plant and equipment – net	14,689	7,219	234	22,142
Current Assets				
Cash and cash equivalents	945	105	52	1,102
Other	3,440	1,250	239	4,929
Total current assets	4,385	1,355	291	6,031
Other Assets	4,125	1,157	189	5,471
Total Assets	$ 23,199	$ 9,731	$ 714	$ 33,644
Capitalization				
Common stock	$ 1,373	$ -	$ (1,369)	$ 4
Additional paid-in capital	4,318	4,590	(4,739)	4,169
Retained earnings	922	494	3,021	4,437
Accumulated other comprehensive income (loss)	-	(213)	-	(213)
Total common shareholders' equity	6,613	4,871	(3,087)	8,397
Long-term debt	3,271	2,011	2,505	7,787
Total capitalization	9,884	6,882	(582)	16,184
Current Liabilities				
Debt due within one year	684	143	1,117	1,944
Other	4,775	1,259	(15)	6,019
Total current liabilities	5,459	1,402	1,102	7,963
Other Liabilities and Deferred Credits				
Asset retirement obligations	2,098	207	-	2,305
Accumulated deferred income taxes	2,251	638	14	2,903
Regulatory liabilities	2,714	-	-	2,714
Other	793	602	180	1,575
Total other liabilities and deferred credits	7,856	1,447	194	9,497
Commitments and Contingencies				
Total Capitalization and Liabilities	$ 23,199	$ 9,731	$ 714	$ 33,644

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Balance Sheets

(millions)
(unaudited)

December 31, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Property, Plant and Equipment				
Electric utility plant in service and other property	$ 23,515	$ 7,887	$ 318	$ 31,720
Less accumulated depreciation and amortization	(9,467)	(940)	(87)	(10,494)
Total property, plant and equipment – net	14,048	6,947	231	21,226
Current Assets				
Cash and cash equivalents	65	92	68	225
Other	1,690	613	(1)	2,302
Total current assets	1,755	705	67	2,527
Other Assets	3,311	855	414	4,580
Total Assets	$ 19,114	$ 8,507	$ 712	$ 28,333
Capitalization				
Common stock	$ 1,373	$ -	$ (1,371)	$ 2
Additional paid-in capital	4,318	4,785	(5,687)	3,416
Retained earnings	459	393	3,313	4,165
Accumulated other comprehensive income (loss)	-	(42)	(4)	(46)
Total common shareholders' equity	6,150	5,136	(3,749)	7,537
Long-term debt	2,813	1,611	3,603	8,027
Total capitalization	8,963	6,747	(146)	15,564
Current Liabilities				
Debt and preferred stock due within one year	1,015	118	584	1,717
Other	2,008	524	(1)	2,531
Total current liabilities	3,023	642	583	4,248
Other Liabilities and Deferred Credits				
Asset retirement obligations	2,015	192	-	2,207
Accumulated deferred income taxes	1,949	675	61	2,685
Regulatory liabilities	2,465	-	-	2,465
Other	699	251	214	1,164
Total other liabilities and deferred credits	7,128	1,118	275	8,521
Commitments and Contingencies				
Total Capitalization and Liabilities	$ 19,114	$ 8,507	$ 712	$ 28,333

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

Certain amounts have been reclassified to conform with current year presentation.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Nine Months Ended September 30, 2005	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 624	$ 102	$ (47)	$ 679
Adjustments to reconcile net income (loss) to net				
cash provided by (used in) operating activities:				
Depreciation and amortization	676	229	16	921
Storm-related costs	(317)	-	-	(317)
Amortization of storm reserve deficiency	119	-	-	119
Unrealized (gains) losses on marked to market energy contracts	-	240	-	240
Deferred income taxes and related regulatory credit	343	(46)	(15)	282
Cost recovery clauses and franchise fees	(546)	-	-	(546)
Change in income taxes	45	(38)	(49)	(42)
Change in margin cash deposits	896	38	-	934
Other – net	392	(150)	4	246
Net cash provided by (used in) operating activities	**2,232**	**375**	**(91)**	**2,516**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(1,148)	-	-	(1,148)
Independent power investments	-	(668)	-	(668)
Nuclear fuel purchases	(66)	(3)	-	(69)
Sale of independent power investments	-	16	-	16
Loan repayments and capital distributions from equity method investees	-	126	-	126
Contributions to special use funds	(105)	(16)	-	(121)
Reimbursements from special use funds	8	-	-	8
Funding of secured loan	-	-	(43)	(43)
Proceeds from termination of leveraged lease	-	-	43	43
Other – net	(2)	12	(19)	(9)
Net cash provided by (used in) investing activities	**(1,313)**	**(533)**	**(19)**	**(1,865)**
Cash Flows From Financing Activities				
Issuances of long-term debt	588	505	-	1,093
Retirements of long-term debt	-	(90)	(605)	(695)
Retirements of preferred stock	(25)	-	20	(5)
Net change in short-term debt	(441)	-	26	(415)
Issuances of common stock	-	-	633	633
Dividends on common stock	-	-	(407)	(407)
Capital distributions to FPL Group – net	-	(275)	275	-
Other – net	(161)	31	152	22
Net cash provided by (used in) financing activities	**(39)**	**171**	**94**	**226**
Net increase (decrease) in cash and cash equivalents	**880**	**13**	**(16)**	**877**
Cash and cash equivalents at beginning of period	**65**	**92**	**68**	**225**
Cash and cash equivalents at end of period	**$ 945**	**$ 105**	**$ 52**	**$ 1,102**

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Nine Months Ended September 30, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 586 [1]	$ 183	$ (54)	$ 715
Adjustments to reconcile net income (loss) to net				
cash provided by (used in) operating activities:				
Depreciation and amortization	653	197	14	864
Storm-related costs, net of insurance advance	(153)	-	-	(153)
Unrealized (gains) losses on marked to market energy contracts	-	28	-	28
Deferred income taxes and related regulatory credit	489	33	38	560
Cost recovery clauses and franchise fees	76	-	-	76
Change in income taxes	(190)	191	(95)	(94)
Change in margin cash deposits	-	4	-	4
Other – net	183	(30)	159	312
Net cash provided by (used in) operating activities	**1,644**	**606**	**62**	**2,312**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(980)	-	-	(980)
Independent power investments	-	(305)	-	(305)
Nuclear fuel purchases	(74)	(12)	-	(86)
Sale of independent power investments	-	93	-	93
Loan repayments from equity method investees	-	5	-	5
Contributions to special use funds	(104)	(11)	-	(115)
Sale of Olympus note receivable	-	-	126	126
Funding of secured loan	-	-	(79)	(79)
Other – net	1	(3)	(28)	(30)
Net cash provided by (used in) investing activities	**(1,157)**	**(233)**	**19**	**(1,371)**
Cash Flows From Financing Activities				
Issuances of long-term debt	236	22	299	557
Retirements of long-term debt	-	(60)	(350)	(410)
Issuances of preferred stock	20	-	(20)	-
Net change in short-term debt	(173)	(6)	(278)	(457)
Issuances of common stock	-	-	63	63
Dividends on common stock	-	-	(345)	(345)
Capital distributions to FPL Group – net	-	(275)	275	-
Other – net	(523)	(3)	499	(27)
Net cash provided by (used in) financing activities	**(440)**	**(322)**	**143**	**(619)**
Net increase (decrease) in cash and cash equivalents	**47**	**51**	**224**	**322**
Cash and cash equivalents at beginning of period	**4**	**74**	**51**	**129**
Cash and cash equivalents at end of period	**$ 51**	**$ 125**	**$ 275**	**$ 451**

[1] Excludes preferred stock dividends.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Earnings Per Share Summary
(assuming dilution)
(unaudited)

	Three Months Ended September 30,			
	2005		**2004**	
Florida Power & Light Company	$	0.80	$	0.76
FPL Energy, LLC		0.11		0.17
Corporate and Other		(0.04)		(0.05)
Earnings Per Share	$	**0.87**	$	**0.88**
Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:				
Earnings Per Share	$	0.87	$	0.88
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges,				
primarily FPL Energy		0.14		0.02
Adjusted Earnings Per Share	$	**1.01**	$	**0.90**

	Nine Months Ended September 30,			
	2005		**2004**	
Florida Power & Light Company	$	1.62	$	1.62
FPL Energy, LLC		0.26		0.51
Corporate and Other		(0.11)		(0.15)
Earnings Per Share	$	**1.77**	$	**1.98**
Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:				
Earnings Per Share	$	1.77	$	1.98
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges,				
primarily FPL Energy		0.36		-
Adjusted Earnings Per Share	$	**2.13**	$	**1.98**

FPL Group, Inc.
Earnings Per Share Contributions
(assuming dilution)
(unaudited)

	First Quarter	Second Quarter	Third Quarter	Year-To-Date
FPL Group – 2004 Earnings Per Share	$ 0.39	$ 0.71	$ 0.88	$ 1.98
Florida Power & Light – 2004 Earnings Per Share	**0.29**	**0.57**	**0.76**	**1.62**
Customer growth	0.03	0.03	0.04	0.10
Usage due to weather - net	0.01	(0.05)	0.13	0.08
Underlying usage growth, mix and other	(0.01)	(0.01)	0.01	-
Depreciation expense	-	(0.01)	(0.03)	(0.04)
O&M expenses	(0.02)	0.01	(0.02)	(0.03)
AFUDC	0.01	0.01	(0.02)	-
Share dilution	(0.01)	(0.04)	(0.05)	(0.10)
Other, including interest expense	-	0.01	(0.02)	(0.01)
Florida Power & Light – 2005 Earnings Per Share	**0.30**	**0.52**	**0.80**	**1.62**
FPL Energy – 2004 Earnings Per Share	**0.15**	**0.19**	**0.17**	**0.51**
New investments	(0.01)	0.01	0.04	0.04
Existing assets	0.02	0.03	0.08	0.13
Asset optimization and trading	-	(0.01)	-	(0.02)
Restructurings activities	0.03	0.01	-	0.04
Non-qualifying hedges impact	(0.08)	(0.16)	(0.12)	(0.36)
Share dilution	(0.01)	(0.01)	(0.01)	(0.03)
Other, including interest expense	-	(0.01)	(0.05)	(0.05)
FPL Energy – 2005 Earnings Per Share	**0.10**	**0.05**	**0.11**	**0.26**
Corporate and Other – 2004 Earnings Per Share	**(0.05)**	**(0.05)**	**(0.05)**	**(0.15)**
FPL FiberNet operations	-	0.01	-	0.01
Share dilution	-	-	-	0.01
Other, including interest expense	0.01	(0.01)	0.01	0.02
Corporate and Other – 2005 Earnings Per Share	**(0.04)**	**(0.05)**	**(0.04)**	**(0.11)**
FPL Group – 2005 Earnings Per Share	$ 0.36	$ 0.52	$ 0.87	$ 1.77

The sum of the quarterly amounts may not equal the total for the year due to rounding.

FPL Group, Inc.
Schedule of Total Debt and Equity
(millions)
(unaudited)

September 30, 2005	Per Books	Adjusted [1]
Long-term debt, including current maturities,		
commercial paper, and notes payable:		
Equity-linked debt securities	$ 506	
Junior Subordinated Debentures[2]	309	
Project debt:		
Natural gas-fired assets	396	
Wind assets	1,015	
Debt with partial corporate support:		
Natural gas-fired assets	366	
Other long-term debt, including current maturities,		
commercial paper, and notes payable	7,140	$ 7,140
Total debt	9,732	7,140
Junior Subordinated Debentures[2]		309
Common shareholders' equity	8,397	8,397
Equity-linked debt securities		506
Total capitalization, including debt due within one year	**$ 18,129**	**$ 16,352**
Debt ratio	**54%**	**44%**

December 31, 2004	Per Books	Adjusted [1]
Long-term debt and preferred stock, including current maturities,		
commercial paper, and notes payable:		
Equity-linked debt securities	$ 1,081	
Junior Subordinated Debentures[2]	309	
Project debt:		
Natural gas-fired assets	421	
Wind assets	601	
Debt with partial corporate support:		
Natural gas-fired assets	348	
Other long-term debt and preferred stock, including current maturities,		
commercial paper, and notes payable	6,984	$ 6,984
Total debt and preferred stock	9,744	6,984
Junior Subordinated Debentures[2]		309
Common shareholders' equity	7,537	7,537
Equity-linked debt securities		1,081
Total capitalization, including debt due within one year	**$ 17,281**	**$ 15,911**
Debt ratio	**56%**	**44%**

[1] Ratios exclude impact of imputed debt for purchase power obligations

[2] Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities)

FPL Group, Inc.
Commercial Paper, Notes Payable and Current Maturities
of Long-term Debt Schedule as of 9/30/05
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)	
Florida Power & Light				
Commercial Paper	VAR	VAR	$	50
First Mortgage Bonds	6.875	12/01/05		500
FPL Fuels Senior Secured Notes	2.340	06/11/06		135
Fair value swap				(1)
TOTAL FLORIDA POWER & LIGHT				**684**
FPL Group Capital				
Commercial Paper	VAR	VAR		26
Debentures	3.250	04/11/06		500
Debentures	7.625	09/15/06		600
Fair value swap				(10)
FPL Energy				
Senior Secured Bonds				
Principal Payments	7.520	12/31/05		19
Principal Payments	5.608	03/10/06		10
Principal Payments	6.125	03/25/06		3
Principal Payments	6.876	06/27/06		10
Principal Payments	6.639	06/30/06		25
Principal Payments	7.520	06/30/06		19
Principal Payments	5.608	09/10/06		10
Principal Payments	6.125	09/25/06		3
Total Senior Secured Bonds				99
Senior Secured Notes				
Principal Payments	7.110	12/31/05		2
Principal Payments	7.110	06/30/06		3
Total Senior Secured Notes				5
Construction Term Facility				
Principal Payments	VAR	12/31/05		14
Principal Payments	VAR	06/30/06		8
Total Construction Term Facility				22
Other Debt				
Principal Payments	VAR	12/31/05		3
Principal Payments	VAR	01/31/06		4
Principal Payments	VAR	03/31/06		1
Principal Payments	VAR	06/30/06		1
Principal Payments	VAR	07/31/06		6
Principal Payments	VAR	09/30/06		2
Total Other Debt				17
TOTAL FPL ENERGY				143
TOTAL FPL GROUP CAPITAL				**1,259**
TOTAL FPL GROUP, INC.			$	**1,943**

May not agree to financial statements due to rounding.

FPL Group, Inc.
Long-term Debt, Net of Current Maturities
Schedule as of 9/30/05
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)
Florida Power & Light			
First Mortgage Bonds			
First Mortgage Bonds	6.000	06/01/08	$ 200
First Mortgage Bonds	5.875	04/01/09	225
First Mortgage Bonds	4.850	02/01/13	400
First Mortgage Bonds	5.850	02/01/33	200
First Mortgage Bonds	5.950	10/01/33	300
First Mortgage Bonds	5.625	04/01/34	500
First Mortgage Bonds	5.650	02/01/35	240
First Mortgage Bonds	4.950	06/01/35	300
First Mortgage Bonds	5.400	09/01/35	300
Total First Mortgage Bonds			2,665
Revenue Refunding Bonds			
Miami-Dade Solid Waste Disposal	VAR	02/01/23	15
St. Lucie Solid Waste Disposal	VAR	05/01/24	79
Total Revenue Refunding Bonds			94
Pollution Control Bonds			
Dade	VAR	04/01/20	9
Martin	VAR	07/15/22	96
Jacksonville	VAR	09/01/24	46
Manatee	VAR	09/01/24	17
Putnam	VAR	09/01/24	4
Jacksonville	VAR	05/01/27	28
St. Lucie	VAR	09/01/28	242
Jacksonville	VAR	05/01/29	52
Total Pollution Control Bonds			494
Industrial Bonds			
Dade	VAR	06/01/21	46
Total Industrial Bonds			46
Unamortized discount			(28)
TOTAL FLORIDA POWER & LIGHT			**3,271**
FPL Group Capital			
Debentures			
Debentures	4.086	02/16/07	575
Debentures	6.125	05/15/07	500
Debentures (B Equity Units)	5.000	02/16/08	506
Debentures	7.375	06/01/09	225
Debentures	7.375	06/01/09	400
Debentures (Junior Subordinated)	5.875	03/15/44	309
Total Debentures			2,515
Fair value swaps			(7)
Unamortized discount			(3)
FPL Energy			
Senior Secured Bonds			
Senior Secured Bonds	6.876	06/27/17	99
Senior Secured Bonds	6.125	03/25/19	91
Senior Secured Bonds	7.520	06/30/19	249
Senior Secured Bonds	6.639	06/20/23	314
Senior Secured Bonds	5.608	03/10/24	337
Total Senior Secured Bonds			1,090
Senior Secured Notes	7.110	06/28/20	104
Construction Term Facility	VAR	06/30/08	374
Other Debt			
Other Debt	VAR	12/27/07	328
Other Debt	VAR	12/19/17	103
Other Debt	8.010	12/31/18	3
Other Debt	6.650	09/30/20	6
Other Debt	10.630	09/30/20	3
Total Other Debt			443
TOTAL FPL ENERGY			2,011
TOTAL FPL GROUP CAPITAL			**4,516**
TOTAL FPL GROUP, INC.			**$ 7,787**

May not agree to financial statements due to rounding.

Florida Power & Light Company
Statistics
(unaudited)

Periods ended September 30,	Three Months		Nine Months	
	2005	2004	2005	2004
Energy sales (million kwh)				
Residential	17,516	15,946	41,418	39,473
Commercial	12,306	11,392	32,714	31,238
Industrial	951	1,005	2,883	2,972
Public authorities	149	173	431	426
Electric utilities	434	426	1,159	1,132
Increase (decrease) in unbilled sales	749	67	1,284	1,394
Interchange power sales	403	451	1,528	2,384
Total	32,508	29,460	81,417	79,019
Average price (cents/kwh) [1]				
Residential	9.64	9.05	9.61	9.05
Commercial	8.12	7.70	8.19	7.77
Industrial	6.85	6.34	6.78	6.33
Total	8.92	8.37	8.87	8.37
Average customer accounts (000's)				
Residential	3,840	3,756	3,821	3,738
Commercial	472	461	469	457
Industrial	21	19	20	18
Other	4	3	3	4
Total	**4,337**	**4,239**	**4,313**	**4,217**

[1] Excludes interchange power sales, net change in unbilled revenues, deferrals under cost recovery clauses and any provision for refund.

	2005	Normal	2004
Three months ended September 30			
Heating degree-days	-	-	-
Cooling degree-days	1,028	868	908
Nine months ended September 30			
Heating degree-days	200	220	185
Cooling degree-days	1,480	1,403	1,463